Exhibit 3.1

Proposed Form of

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

SILVER BUTTE COMPANY

The undersigned hereby executes the following Articles of Amendment to the Articles of Incorporation under the provisions of the laws of the State of Nevada pursuant to NRS 78.

The Articles of Incorporation are hereby amended as follows:

ARTICLE I - Name is hereby amended to read as follows:

The name of the corporation is GULFMARK ENERGY, INC.

ARTICLE IV - Authorized Capital Stock is hereby amended to read as follows:

The authorized capital stock of the corporation will consist of two (2) classes of stock, designated as Common Stock and Preferred Stock.

Common Stock:

The total number of shares of Common Stock that the corporation will have authority to issue is One Billion One Hundred Million (1,100,000,000) shares.  The shares will have par value of $0.001 per share.  All of the Common Stock authorized herein will have equal voting rights and powers without restrictions in preference.

Reverse Split of Issued and Outstanding Common Stock

Effective February 17, 2011, each forty (40) shares of the issued and outstanding Common Stock of the Corporation ("Prior Common") will be reverse split into one (1) share of Common Stock of the Corporation ("New Common"). This reverse split will affect only issued and outstanding common shares.  Each record and beneficial holder who would receive a fractional share as a result of the reverse stock split will receive a full share of Common Stock.

Preferred Stock:

The total number of shares of Preferred Stock that the corporation will have authority to issue is Fifty Million (50,000,000) shares.  The Preferred Stock will have no stated value and par value of $0.001 per share.  The Preferred Stock will be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its stockholders for the purpose of winding-up its affairs.  The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion will have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

Series A Preferred Stock:

The Company is authorized to issued Eleven Million (11,000,000) Series A Preferred Shares with each preferred share having Twenty (20) votes per share at any meeting of shareholders were votes are submitted.  The preferred shares are convertible into common shares at the rate of twenty (20) shares of New Common Stock for each single (1) share of Series A Preferred Stock upon no less than 75 days advance notice to the Company.

Series B Preferred Stock:

The Company is authorized to issued Two Hundred Fifty Thousand (250,000) Series B Preferred Shares with each preferred share being convertible into common shares at the rate of twenty (20) shares of New Common Stock for each single (1) share of Series B Preferred Stock upon no less than 75 days advance notice to the Company.  The Series B shares will have one vote per share at any meeting of shareholders where votes are submitted.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 92.9%.

Dated this _______ day of January, 2011.

Michael Ward, President

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